INFLATION-INDEXED

LEVEL-PAY NOTES

Free Writing Prospectus

(To Prospectus dated August 31, 2010 and

the Prospectus Supplement dated August 31, 2010)

Filed Pursuant to Rule 433

Registration No. 333-169119

September 3, 2010

Two major societal trends are currently converging: pension schemes have been shifting from “defined benefit” plans to “defined contribution”

arrangements, such as 401(k) plans, where individuals take responsibility for growing their own retirement investments, and a huge demographic group known as the “Baby Boomers” is beginning to enter retirement.

Once people reach retirement after having grown the value of their defined-contribution assets, they are faced with the problem of how to convert that lump-sum value into a stream of payments that will cover their ongoing expenses during retirement. Since suitable options to manage cash flows may be limited, investors are looking for innovative ideas and creative solutions to mitigate risk, generate income, and maintain control over their investments.

The Barclays Retirement Income NotesTM suite of products seeks to provide a cost-efficient, transparent, and flexible alternative for generating retirement income. These products are securities that may be bought, sold, or transferred, and each security is constructed to pay a minimum monthly nominal or inflation-adjusted cash amount, which includes a monthly return of principal spread over time. In addition to those seeking to generate retirement income, these notes may be equally useful to anyone seeking to generate a smoothed cash-flow profile of payments that include a monthly return of principal spread over time.

There are currently two types of Barclays Retirement Income NotesTM:

Level-Pay Notes and Inflation-Indexed Level-Pay Notes. This brochure explains how Inflation-Indexed Level-Pay Notes work.

If you are interested in buying or selling a Barclays Retirement Income

NoteTM, please speak to your broker or investment advisor.

INFLATION-INDEXED LEVEL-PAY NOTES

What Are

Barclays Inflation-Indexed Level-Pay Notes

Barclays Inflation-Indexed Level-Pay Notes (IILP Notes) are securities that provide inflation-adjusted monthly payments for a fixed period. Unlike a standard bond that pays periodic interest and returns 100%

of principal at maturity, Inflation-Indexed Level-Pay Notes distribute monthly payments that consist of both inflation-adjusted interest and a partial return of inflation-adjusted principal. IILP Notes may be used as an effective cash flow management tool and as part of an investment or retirement portfolio.

IILP Notes are senior, unsecured debt of Barclays Bank PLC1. Indicative prices (if any) of new issue IILP

Notes and those that have already been issued are available at www.barcap.com/RInotes. (Website is for informational purposes only; please contact your broker or investment advisor to purchase or sell notes.)

Cash Flows of an Inflation-Indexed Level-Pay Note

One IILP Note unit entitles an investor to inflation-adjusted payments of $100 per month until maturity, equal to $100 x CPI Ratio2. The CPI Ratio scales the monthly payment to adjust for changes in the cost of living; it measures the total change in the Consumer Price Index from Issue

Date to Payment Date [CPI(t)/CPI(0)], subject to a three-month lag.

Hypothetical Distribution Diagram of Interest, Principal, and Inflation Amounts for a 25-Year

IILP Note

Inflation will impact payments due to the change in the CPI. In the example below, in Year 4, the sum of the payments for the year is less than $1,200 (equal to $100 for 12 months). In Year 5, the total payments are greater than $1,200.

$0

$1,200

1 2 3 4 5 6 7 8 9 10 11 12 13 14 15 16 17 18 19 20 21 22 23 24 25

Inflation Principal Interest

YEARS

DOLLAR

AMOUNT

1 Any payment on IILP Notes is subject to the credit risk of Barclays Bank PLC, and the IILP Notes are not, either directly or indirectly, an obligation of any third party.

2 Monthly payments are variable. Each payment is equivalent to an interest component amount multiplied by the applicable

CPI Ratio plus a principal component amount multiplied by the applicable CPI Ratio.

INFLATION-INDEXED LEVEL-PAY NOTES

## Key Terms

- **CPI** – The Non-Seasonally Adjusted US City Average All Items Consumer Price Index for All Urban Consumers (CPI-U), published by the Bureau of Labor Statistics of the US Department of Labor. Historical CPI fixings are available at http://www.bls.gov/cpi/tables.htm. The annual percentage growth rate of the CPI-U is the most commonly cited measure of consumer price inflation in the USA.
- **CPI(t)** – The Index level for the month three months prior to the Payment Date.
- **CPI(0)** – The Index level for the month three months prior to the Issue Date.

## Hypothetical Examples for Monthly Payment per unit

Assume CPI(0) for an IILP Note is 217.

### Example 1:

If CPI(t) is 230, the CPI Ratio is 230/217 = 1.0599, so the payment for the month will be $100 x 1.0599 = $105.99

### Example 2:

If CPI(t) is 217, the CPI Ratio is 217/217 = 1.0000, so the payment for the month will be $100 x 1.0000 = $100.00.

### Example 3:

If CPI(t) is 210, the CPI Ratio is 210/217 = 0.9677, so the payment for the month will be $100 x 0.9677 = $96.77.

3

Who May Be Suitable to Invest In Inflation-Indexed Level-Pay Notes

Those who are in retirement and want immediate income to cover fixed ed living expenses that might rise with inflation as measured by the Consumer Price Index (“CPI”).

Those who are nearing retirement or are in early retirement and want inflation-adjusted income for a certain period of time until other sources of retirement income begin.

Those who have retirement expenses that rise with the cost of living and could exceed anticipated income from Social Security and pensions.

Those who want to reduce exposure to inflation and uncertainty around cash flows in retirement to gain comfort in discretionary spending.

Those who would like a steady inflation-adjusted source of income for themselves, their spouse/partner, or heirs.

Those who would like the potential to be more aggressive with other investments.

Those who would like to earn a return on their retirement income with inflation-adjusted payments.

INFLATION-INDEXED LEVEL-PAY NOTES

Hypothetical Scenarios

Example 1

Peter Hu retires early at 50. His company pension will start paying him at t 65, at which time he also plans to withdraw from his 401(k). Until then, he wants to set aside cash from his savings to cover his rent, energy bills, and groceries. These costs currently total $3,000 per month, but he expects they will rise with the general cost of living. He uses some of his savings to buy 30 units of a 15-year Barclays IILP Note, which generates a monthly payment that starts at $3,000 and will scale up or down in line with changes in the Consumer Price Index, paying for the next

15 years, until he turns 65.

50 65

IILP Note payments

Pension payments that include a cost of living adjustment

Savings used to cover variable expenses

AGE

Example 2

Mary Thomas retires at 60 and withdraws a lump sum from her 401(k). In retirement, she projects that her fixed monthly expenses will be $3,500 for her rent, groceries, and day-to-day living needs, but she is concerned that those expenses may rise with inflation. She uses some of her lump sum to buy 35 units of a 30-year Barclays IILP Note, which generates a monthly payment that starts at $3,500 and will scale up or down in line with inflation, paying for 30 years, until she turns 90. She uses other money to cover discretionary expenses, and to buy longevity insurance that will provide income to her if she lives beyond 90. If she passes away before she reaches 90, the longevity insurance will typically expire worthless, but the remaining value of the IILP Note will be passed on to her heirs.

60 90

AGE

IILP Note payments

Longevity insurance payments (if Jane lives past age 90)

that include a cost of living adjustment

Savings and proceeds from 401(k) used to cover variable expenses

INFLATION-INDEXED LEVEL-PAY NOTES

Example 3

George Parker, 70, is in retirement and has been living off his Social Security payments and savings. He lives on a budget of $5,000 per month, with $1,000 coming from Social Security and

$4,000 coming from his savings. He is comfortable taking risk to try to grow the money that he isn’t planning to spend until after he is 85, but over the next 15 years he doesn’t want to have his budget fluctuate with the ups and downs of the market. He also is concerned that increases in the cost of living will mean he’ll need more than $4,000 per month to maintain his standard of living in the future. He uses part of his savings to buy 40 units of a 15-year Barclays IILP Note, which generates a monthly payment for the next 15 years that starts at $4,000 and will scale up or down in line with the Consumer Price Index. He feels more comfortable taking risk with the remainder of his savings, confident that his budget will be covered at least until he is 85, and he feels protected against inflation eroding the spending power of his budget.

70 85

AGE

IILP Note payments

Investment Account withdrawls

Social Security payments

What are some of the Benefits and Risks of Investing in a Inflation-

Indexed Level-Pay Note

Benefits Helps manage cash flow to cover everyday expenses that t may steadily rise with the overall cost of living, such as rent, energy bills, and groceries.

Provides a monthly payment with a cost-of-living adjustment linked to the performance of the CPI that can supplement pension or Social Security payments.

Can help manage disbursement of a lump-sum payment from an IRA, 401(k) plan, or savings account by converting it into a consistent payment stream.

Unlike some other products, the IILP Note is a security that may be bought and sold.

You have the ability to retain control of the security and pass it to your heirs3.

Barclays intends to display indicative bid prices on all outstanding IILP Notes at www.barcap.com/RInotes3. (Website is for informational purposes only, please contact your broker or investment advisor to purchase or sell notes.)

Risks

Monthly payments may be less than $100 per unit if the cost of living decreases relative to the level of the CPI when the notes were issued.

IILP Notes are the senior unsecured obligations of Barclays Bank PLC, and any payment on the IILP Notes is subject to Barclays Bank PLC’s ability to pay its obligations as they become due. IILP Notes are not, either directly or indirectly, an obligation of any third party.

The IILP Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice.

The IILP Notes are not designed to be short-term trading instruments.Accordingly, you should be willing and able to hold your IILP notes to maturity.

IILP Notes pay principal over time, so the remaining value of an IILP Note is only in terms of principal that has not already been paid back to noteholders.

IILP Notes are designed to be held to maturity; therefore, you may not receive the full remaining principal amount if you sell the Notes prior to maturity.

Market factors, including inflation expectations, the level of interest rates, issuer credit risk, volatility, and liquidity, may influence the value of the IILP Notes prior to their stated maturity.

3 Barclays does not guarantee a market for the IILP Notes will exist and, depending on market conditions, you may not be able to sell your IILP Notes. If you sell your IILP Notes prior to maturity, you may have to sell them at a substantial loss.

INFLATION-INDEXED LEVEL-PAY NOTES

Frequently Asked Questions

What are Barclays Inflation-Indexed Level-Pay Notes

Barclays Inflation-Indexed Level-Pay Notes (IILP Notes) are senior, unsecured, unsubordinated debt securities issued by Barclays Bank PLC. They are designed to provide investors with a monthly cash flow that keeps pace with inflation until maturity.

How do I buy an IILP Note

IILP Notes can be purchased through a broker or by an investment advisor on your behalf.

How do I liquidate an IILP Note prior to maturity

Investors or their investment advisors can sell IILP Notes in the secondary market during trading hours via a broker, subject to the availability of a market. See “Risks” relating to the existence of a secondary market.

Do the IILP Notes offer principal protection

No. If the cost of living goes down, a principal payment may be scaled down below its original value. Investors also might not receive their entire remaining principal if the IILP Notes are sold prior to maturity.

Who is Barclays Bank

Barclays Bank PLC is a major global financial services provider engaged in retail and commercial banking, credit cards, investment banking, and wealth management services. Barclays Bank PLC operates in many countries around the world. The whole of the issued ordinary share capital of Barclays Bank PLC is beneficially owned by Barclays PLC, which is the ultimate holding company of Barclays Bank PLC.

What is Barclays Bank PLC rated

Barclays Bank PLC is rated AA- by Standard & Poor’s, Aa3 by Moody’s, and AA- by Fitch.

Who is Barclays Capital Inc.

Barclays Capital Inc. will act as the issuer’s agent in connection with the distribution of the IILP Notes. Barclays Capital Inc. is an affiliate of Barclays Bank PLC and is a registered US broker-dealer regulated by the SEC and FINRA.

Are Barclays IILP Notes registered

Yes. The IILP Notes are registered under the Securities Act of 1933, as amended.

How are IILP Notes taxed

For a complete discussion of how these Notes are taxed, please see the relevant offering documents filed with the SEC, available at:

http://www.sec.gov/Archives/edgar/data/312070/000119312510160292/dfwp.htm.

INFLATION-INDEXED LEVEL-PAY NOTES

Barclays Bank PLC has filed a registration statement (including a prospectus) with the SEC for the offerings of the securities identified above. Before you invest, you should read the prospectus dated August 31, 2010, the relevant prospectus supplement relating to the securities, and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and the offerings identified above. Buyers should rely upon the prospectus, the relevant prospectus supplement, and any relevant free writing prospectus or pricing supplement for complete details (including the risk factors relating to the offering). You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Capital Inc., Barclays Wealth or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, any final pricing supplement and any free writing prospectus, if you request it by calling your Barclays Capital Inc. or Barclays Wealth sales representative, such dealer or 1 888 227 2275 (extension 2-3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue – Attn: US InvSol Support, New York, NY 10019.

© 2010, Barclays Bank PLC. All rights reserved. CSNY329030_RetirementIncomeNotes_IILP

For more information please visit www.barcap.com/RINotes